Exhibit 99.9
Certification of Vice President, Finance and Chief Financial Officer
pursuant to Title 18, United States Code, Section 1350,
as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002
I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:
1.	The Annual Report on Form 40-F of the Company for the year ended December 31, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 13, 2007.

(signed) Mariano Rodriguez Mariano Rodriguez
Vice President, Finance and Chief Financial Officer